UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

     For the month of January 2008
Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.
(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X Form 40-F_______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______No X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______No X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.
(Registrant)

By /s/ Tim Coupland
President & CEO

Date January 28, 2008

ALBERTA STAR DEVELOPMENT CORP.
Suite 506 - 675 West Hastings Street  .  Vancouver  .  British Columbia  .  V6B 1N2
Telephone: (604) 681-3131   Facsimile: (604) 408-3884

NEWS RELEASE

January 28, 2008	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR PROVIDES A CORPORATE AND EXPLORATION 2007-YEAR IN REVIEW

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX) on the OTCBB (ASXSF) and the Frankfurt exchange (QLD), and is pleased to provide an update of the Company’s corporate and exploration milestones achieved in 2007.

CORPORATE DEVELOPMENTS-2007

  The Company added CDN $5,134,650 to its working capital through warrant and option exercises and has a current cash balance of CDN $23,000,000 in its treasury.

  The Company has no direct exposure to asset backed commercial paper (ABCP) and is debt free.

  The Company completed the staking of several new and prospective uranium targets based on the Company’s review of the results of the Company’s Regional High Resolution Aeromagnetic Gradiometric-radiometric Survey over the Eldorado and Contact Lake uranium belts. The Eldorado South uranium claims consist of sixteen contiguous claims and encompass 37,202.32 acres which increased Alberta Star’s land portfolio to 87,706 acres. The Eldorado south anomaly is over 3.5 kilometers in length and the expression suggests a near surface uranium target. The Eldorado South uranium anomaly has never been explored nor drill tested and will be an important focus of exploration by the Company in 2008.

  The Company completed the staking of the Eldorado West claims. The Eldorado West claims comprise 10,321.77 acres increasing the Company’s land portfolio to 98,027.77 acres.

  The Company has filed all of the required property assessment work with the Mine Recorders Office in Yellowknife and all of its claims. The Company’s leases are all in good standing.

  The Deline Land Corporation representing Deline First Nations recently (December 2007) passed a resolution which placed a moratorium on any further uranium exploration or development on Deline District Lands while announcing that “All existing agreements between the Deline Land Corporation and mineral and uranium exploration companies who conduct work upon our lands will be honored.” The Company’s has signed a formal “Co-operation and Access & Benefit Agreements” with the Deline Land Corp., and senior

  Legal Counsel representing the Deline Land Corp has confirmed that all of Alberta Star’s permits are being fully honored.

  The Company’s senior management has worked hard to create a strong partnership and working relationship with the Deline Land Corp. and the Sahtu Dene & Metis peoples of the Deline District, NT. The Company considers long term sustainable development and our association and the well being of the community of Deline, as the cornerstone of a successful and long term working relationship. Alberta Star was the very first Canadian Mineral exploration Company to negotiate, complete and sign a Co-operation and Benefits Agreement with the Sahtu Dene & Metis in this remote region.

  The Company is aggressively pursuing advanced stage property acquisitions and strategic joint venture opportunities for growth in 2008 in North America and Latin America. Discussions are ongoing.

  The Company’s shares began trading on the Frankfurt Exchange under the symbol QLD to augment its listings on the TSX Venture Exchange (TSX-V-ASX) and the OTCBB- ASXSF on the US market. The Company is currently listed on three separate Exchanges.

  The Company engaged MI3 Communication Financier Inc., a full service investor relations and corporate communications company to increase shareholder awareness in Eastern Canada and the Northeastern United States. The Company intends to increase its visibility and exposure to Canadian, US and world markets.

EXPLORATION HIGHLIGHTS

  The Company successfully completed its phase 2, CDN $ 12,000,000 drill program at Eldorado- Contact Lake. The Company completed almost 20,000 meters of drilling in 72 drill holes and collected over 10,000 surface samples.

  The Company has reported on 21 drill holes and is currently awaiting the receipt of assay results on the balance of drill holes as well as the surface samples.

  The Company continued to expand its Iron Oxide Copper Gold (IOCG) and Uranium discoveries at K2, Eldorado, Echo Bay, Echo Bay South, Mile Lake and Contact Lake exploration targets.

  The Company discovered a new polymetallic discovery at Skinny Lake grading 22.50 meters of 2.24% zinc, 0.23% lead and 18.35 g/ton silver.

  The Company completed preliminary metal recovery tests conducted on samples of uranium, silver, copper, nickel and cobalt tailings from the Eldorado & Echo Bay silver and uranium mines conducted by SGS Lakefield Research Ltd. The Eldorado & Echo Bay tailings yielded up to a 93% uranium recovery in gravity separation and up to a 98% uranium recovery using carbonate POX after grinding to 100 microns.

  The Company’s permits were increased to two five-year Class-“A” permits for an additional 100,000 meters of drilling at Eldorado & Glacier Lake and 100,000 meters at Contact Lake for exploration drilling.

  The Company has submitted a formal application to the Sahtu Land and Water Board for a third, five year 75,000 meter drill permit covering the recently discovered Eldorado South radiometric anomaly situated on the Eldorado South uranium claims. The Company expects permit approval shortly.

  The Company successfully completed a High Resolution Aeromagnetic Gradiometric- Radiometric Survey on the Company’s MacInnis Lake uranium project in the Northwest Territories, with its partner.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 98,027.77 acres in size. The Eldorado & Contact IOCG + uranium project areas include five past producing high grade silver and uranium mines including the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver. The Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are included within the Company’s land ownership package. Olympic Dam volcanic hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt which is situated in the Great Bear Magmatic zone, NT, has long been recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and uranium regions in northern Canada

ALBERTA STAR DEVELOPMENT CORPORATION

The Company is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663

MI3 –INVESTOR RELATIONS-MONTREAL, QUEBEC

Investors are welcomed to contact MI3 Corporate Communications at (514) 904-1333

FOR FURTHER INFORMATION, PLEASE CONTACT:
Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel 604.681.3131	Fax 604.408.3884
www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change. For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131